UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Gulfport Energy Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

402635304

(CUSIP Number)

Firefly value partners, lp

601 West 26th Street, Suite 1520

New York, NY 10001

(212) 672-9600

STEVE WOLOSKY, ESQ.

KENNETH MANTEL, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 30, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 402635304

1	NAME OF REPORTING PERSON

Firefly Value Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,350,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

13,350,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,350,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

PN, IA

* Includes 4,350,000 shares underlying call options currently exercisable as further described in Item 6.

2

CUSIP NO. 402635304

1	NAME OF REPORTING PERSON

FVP Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,350,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

13,350,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,350,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

PN

* Includes 4,350,000 shares underlying call options currently exercisable as further described in Item 6.

3

CUSIP NO. 402635304

1	NAME OF REPORTING PERSON

FVP GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,350,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

13,350,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,350,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

OO

* Includes 4,350,000 shares underlying call options currently exercisable as further described in Item 6.

4

CUSIP NO. 402635304

1	NAME OF REPORTING PERSON

Firefly Management Company GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,350,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

13,350,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,350,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

OO

* Includes 4,350,000 shares underlying call options currently exercisable as further described in Item 6.

5

CUSIP NO. 402635304

1	NAME OF REPORTING PERSON

Ryan Heslop
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,350,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

13,350,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,350,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IN

* Includes 4,350,000 shares underlying call options currently exercisable as further described in Item 6.

6

CUSIP NO. 402635304

1	NAME OF REPORTING PERSON

Ariel Warszawski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,350,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

13,350,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,350,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IN

* Includes 4,350,000 shares underlying call options currently exercisable as further described in Item 6.

7

CUSIP NO. 402635304

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of Gulfport Energy Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3001 Quail Springs Parkway, Oklahoma City, Oklahoma 73134.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)       FVP Master Fund, L.P., a Cayman Islands exempted limited partnership (“FVP Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)      Firefly Value Partners, LP, a Delaware limited partnership (“Firefly Value Partners”), as the investment manager of FVP Master Fund;

(iii)     FVP GP, LLC, a Delaware limited liability company (“FVP GP”), as the general partner of FVP Master Fund;

(iv)     Firefly Management Company GP, LLC, a Delaware limited liability company (“Firefly Management”), as the general partner of Firefly Value Partners;

(v)      Ryan Heslop, as a Managing Member of FVP GP and Firefly Management; and

(vi)     Ariel Warszawski, as a Managing Member of FVP GP and Firefly Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of FVP Master Fund is c/o dms Corporate Services, Ltd., P.O. Box 1344, dms House, 20 Genesis Close, Grand Cayman, KY1-1108, Cayman Islands. The principal business address of each of Firefly Value Partners, FVP GP, Firefly Management and Messrs. Heslop and Warszawski is 601 West 26th Street, Suite 1520, New York, New York 10001.

(c)       The principal business of FVP Master Fund is investing and trading in a wide variety of securities and financial instruments. The principal business of Firefly Value Partners is serving as the investment manager of FVP Master Fund. The principal business of FVP GP is serving as the general partner of FVP Master Fund. The principal business of Firefly Management is serving as the general partner of Firefly Value Partners. The principal occupation of each of Messrs. Heslop and Warszawski is serving as a Managing Member of FVP GP and Firefly Management.

(d)       No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

8

CUSIP NO. 402635304

(e)       No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Heslop and Warszawski are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by FVP Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 9,000,000 Shares beneficially owned by FVP Master Fund is approximately $123,752,189, including brokerage commissions. The aggregate purchase price of certain call options exercisable into 4,350,000 Shares beneficially owned by FVP Master Fund, as further described in Item 6 below, is approximately $3,575,742, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons believe that the Shares trade at a significant discount to their intrinsic value. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged in discussions with management and the Board of Directors of the Issuer (the “Board”) regarding activities that the Issuer may contemplate or undertake, and, generally, opportunities to enhance shareholder value, including accelerating the Issuer’s repurchase of Shares. The Reporting Persons look forward to continued dialogue with the Issuer regarding these matters.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, management and Board structure (including Board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, including transactions in which the Reporting Persons may seek to participate and potentially engage in (as a purchaser or investor), or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

9

CUSIP NO. 402635304

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 173,302,055 Shares outstanding, as of October 29, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2018.

A.	FVP Master Fund
(a)	As of the close of business on December 7, 2018, FVP Master Fund beneficially owned 13,350,000 Shares, including 4,350,000 shares underlying certain call options.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,350,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,350,000

(c)	The transactions in the securities of the Issuer by FVP Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	Firefly Value Partners
(a)	Firefly Value Partners, as the investment manager of FVP Master Fund, may be deemed the beneficial owner of the 13,350,000 Shares owned by FVP Master Fund, including 4,350,000 shares underlying certain call options.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,350,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,350,000

(c)	Firefly Value Partners has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of FVP Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	FVP GP
(a)	FVP GP, as the general partner of FVP Master Fund, may be deemed the beneficial owner of the 13,350,000 Shares owned by FVP Master Fund, including 4,350,000 shares underlying certain call options.

Percentage: Approximately 7.7%

10

CUSIP NO. 402635304

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,350,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,350,000
(c)	FVP GP has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of FVP Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	Firefly Management
(a)	Firefly Management, as the general partner of Firefly Value Partners, may be deemed the beneficial owner of the 13,350,000 Shares owned by FVP Master Fund, including 4,350,000 shares underlying certain call options.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,350,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,350,000

(c)	Firefly Management has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of FVP Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
E.	Mr. Heslop
(a)	Mr. Heslop, as a Managing Member of FVP GP and Firefly Management, may be deemed the beneficial owner of the 13,350,000 Shares owned by FVP Master Fund, including 4,350,000 shares underlying certain call options.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,350,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,350,000

(c)	Mr. Heslop has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of FVP Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
F.	Mr. Warszawski
(a)	Mr. Warszawski, as a Managing Member of FVP GP and Firefly Management, may be deemed the beneficial owner of the 13,350,000 Shares owned by FVP Master Fund, including 4,350,000 shares underlying certain call options.

Percentage: Approximately 7.7%

11

CUSIP NO. 402635304

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,350,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,350,000

(c)	Mr. Warszawski has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of FVP Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

FVP Master Fund has purchased in the over-the-counter market American-style call options referencing an aggregate of 4,350,000 Shares, which have exercise prices ranging from $7.50 to $12.50 per share and expire on June 21, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

On December 10, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and between FVP Master Fund, L.P., Firefly Value Partners, LP, FVP GP, LLC, Firefly Management Company GP, LLC, Ryan Heslop and Ariel Warszawski, dated December 10, 2018.

12

CUSIP NO. 402635304

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2018

FVP Master Fund, L.P.
By:	FVP GP, LLC,
its General Partner

By:	/s/ Ariel Warszawski
	Name:	Ariel Warszawski
	Title:	Managing Member

Firefly Value Partners, LP
By:	Firefly Management Company GP, LLC,
its General Partner

By:	/s/ Ariel Warszawski
	Name:	Ariel Warszawski
	Title:	Managing Member

FVP GP, LLC

By:	/s/ Ariel Warszawski
	Name:	Ariel Warszawski
	Title:	Managing Member

Firefly Management Company GP, LLC

By:	/s/ Ariel Warszawski
	Name:	Ariel Warszawski
	Title:	Managing Member

/s/ Ariel Warszawski
Ariel Warszawski

/s/ Ryan Heslop
Ryan Heslop

13

CUSIP NO. 402635304

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

FVP Master fund, l.p.

Purchase of Common Stock	187,599	8.6580	11/19/2018
Purchase of Common Stock	312,401	8.3689	11/20/2018
Purchase of Common Stock	200	8.4350	11/21/2018
Purchase of Common Stock	431,104	8.5316	11/30/2018
Purchase of Common Stock	17,500	8.5400	11/30/2018
Purchase of Common Stock	75,000	8.5700	11/30/2018
Purchase of June 2019 Call Options ($7.50 Strike Price)[1]	5,500	2.1553	12/03/2018
Purchase of June 2019 Call Options ($10.00 Strike Price)[2]	12,000	1.0053	12/03/2018
Purchase of June 2019 Call Options ($12.50 Strike Price)[3]	26,000	0.4553	12/03/2018

1 Represents American-style call options purchased in the over-the-counter market. These call options have a strike price of $7.50 per share and expire on June 21, 2019.

2 Represents American-style call options purchased in the over-the-counter market. These call options have a strike price of $10.00 per share and expire on June 21, 2019.

3 Represents American-style call options purchased in the over-the-counter market. These call options have a strike price of $12.50 per share and expire on June 21, 2019.